UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                              SpectraScience, Inc.
                                (Name of Issuer)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                   84760E-301
                                 (CUSIP Number)

                            Janna R. Severance, Esq.
                              Moss & Barnett, P.A.
                             4800 Wells Fargo Center
                             90 South Seventh Street
                              Minneapolis, MN 55402
                                 (612) 347-0367

(Name,Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                 August 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 2 of 7 pages,
                                                              including exhibits

1     NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

      James Hitchin
      Lynda Hitchin

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
      N/A

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

                              7   SOLE VOTING POWER

                                    9,192,149

                              8   SHARED VOTING POWER

                                       -0-

                              9   SOLE DISPOSITIVE POWER

                                    9,192,149

                              10  SHARED DISPOSITIVE POWER

                                       -0-


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

                                  SCHEDULE 13D

                                                              Page 3 of 7 pages,
CUSIP No.  84760E-301                                         including exhibits


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,192,149

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                               |_|

      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.6 percent. Based upon 37,384,075 shares outstanding.

14    TYPE OF REPORTING PERSON*

      IN

SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 4 of 7 pages,
                                                              including exhibits

Item  1. Security and Issuer

      State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      The equity securities to which this statement relates are common stock, $.01 par value, of SpectraScience, Inc. (NOTE: The par value of the common stock of the Company was changed from $.25 to $.01 by amendment to its Articles of Incorporation effective August 2, 2004.)

      The issuer's name and address is:

      SpectraScience, Inc.
      11568-11 Sorrento Valley Road
      San Diego, CA  92121

Item  2. Identity and Background

      (a)   Name:

            James Hitchin. All shares are held in joint tenancy by Mr. Hitchin and his spouse, Lynda Hitchin.

      (b)   Business address:

            11568-11 Sorrento Valley Road, San Diego, CA 92121.

      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Mr. Hitchin is Chief Executive Officer of SpectraScience. Mrs. Hitchin is not currently employed outside of the home.

      (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

            The reporting persons have nothing to report in response to this Item.

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 5 of 7 pages,
                                                              including exhibits

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            The reporting persons have nothing to report in response to this Item.

      (f)   Citizenship:

            Both Mr. and Mrs. Hitchin are U.S. citizens.

Item  3. Source and Amount of Funds or Other Consideration

            All shares were acquired pursuant to the Company's Plan of Reorganization in Chapter 11 bankruptcy, as confirmed on July 22, 2004 (District of Minnesota, Case #02-42904). A copy of the Plan is filed as an exhibit to Report on Form 8-K dated August 6, 2004. The funds used were personal funds of Mr. Hitchin.

Item  4. Purpose of Transaction

            The transaction was a part of the Plan of Reorganization of the issuer in Chapter 11 bankruptcy. See Item 3, above. The Plan contemplates a new board of directors, new officers and changes to the issuer's articles of incorporation. These matters are described in the issuer's report on Form 8-K filed on August 6, 2004 and in the Plan which is incorporated as an exhibit to this Statement by reference to the Plan as filed with the Form 8-K.

Item  5. Interest in Securities of the Issuer

      (a)   Aggregate   number  and   percentage  of  the  class  of  securities
            beneficially owned:

            See cover pages, Items 11 and 13.

      (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

            See cover pages, Items 7-10. See also Item 2(a), above.

      (c)   Transactions in the securities effected during the past sixty days:

            The only transactions by the reporting persons during the past 60 days are the acquisition of stock in the transaction described in
            Item 3, above.

                                  SCHEDULE 13D

CUSIP No.  84760E-301                                         Page 6 of 7 pages,
                                                              including exhibits

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

      N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A.

Item  7. Material to Be Filed as Exhibits.

         Plan of Reorganization           Incorporated by reference to Exhibit
                                          No. 2.0 to Form 8-K filed by
                                          SpectraScience, Inc. on
                                          August 6, 2004.

                                    SIGNATURE

      The undersigned, after reasonable inquiry and to the best of his/her knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2004                  /s/ James Hitchin
                                        ----------------------------------------
                                        James Hitchin

                                        /s/ Lynda Hitchin
                                        ----------------------------------------
                                        Lynda Hitchin